SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
August 13, 2009
Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
2100, 222 — 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                 Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes ☐                No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The exhibit to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-3 (File No. 333-143810) and Form F-10 (File No. 333-158580).

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
August 13, 2009	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Management’s Discussion and Analysis for the period ended June 30, 2009

99.2	Financial Statements and Notes for the period ended June 30, 2009

99.3	Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles